UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Emulex Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

292475209
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,057,713*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,057,713*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,057,713*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO

* Includes 143,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 683,851*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 683,851*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,851*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 31,200 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 442,493*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 442,493*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,493*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 21,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 442,493*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 442,493*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,493*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 21,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 442,493*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 442,493*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,493*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 21,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,344,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,344,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,344,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,344,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,344,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,344,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,344,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,344,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,344,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,344,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,344,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,344,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,344,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,344,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,344,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,344,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,344,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,344,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,344,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,344,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,344,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(v)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(vi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(viii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(ix)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

CUSIP NO. 292475209

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and filed with the Schedule 13D.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and the Starboard Value LP Accounts and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,914,713 Shares beneficially owned by Starboard V&O Fund is approximately $18,247,043, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 143,000 Shares owned beneficially by Starboard V&O Fund is approximately $161,590, excluding brokerage commissions. The aggregate purchase price of the 652,651 Shares beneficially owned by Starboard S LLC is approximately $4,350,787, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 31,200 Shares owned beneficially by Starboard S LLC is approximately $35,256, excluding brokerage commissions. The aggregate purchase price of the 421,493 Shares beneficially owned by Starboard C LP is approximately $2,639,889, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 21,000 Shares owned beneficially by Starboard C LP is approximately $23,730, excluding brokerage commissions. The aggregate purchase price of the 1,105,143 Shares held in the Starboard Value LP Account is approximately $7,344,984, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 54,800 Shares owned beneficially by the Starboard Value LP Account is approximately $61,924, excluding brokerage commissions.

CUSIP NO. 292475209

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 91,723,976 Shares outstanding, as of October 23, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2013.

A.	Starboard V&O Fund

(a)	As of the close of business on November 13, 2013, Starboard V&O Fund beneficially owned 3,057,713 Shares, including 143,000 Shares underlying call options.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 3,057,713
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,057,713
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on November 13, 2013, Starboard S LLC beneficially owned 683,851 Shares, including 31,200 Shares underlying call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 683,851
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 683,851
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 292475209

(c)	The transactions in the Shares by Starboard S LLC since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on November 13, 2013, Starboard C LP beneficially owned 442,493 Shares, including 21,000 Shares underlying call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 442,493
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 442,493
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 442,493 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 442,493
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 442,493
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 442,493 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 442,493
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 442,493
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 292475209

(c)
Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on November 13, 2013, 1,159,943 Shares were held in the Starboard Value LP Account, including 54,800 Shares underlying call options.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,057,713 Shares owned by Starboard V&O Fund, (ii) 683,851 Shares owned by Starboard S LLC, (iii) 442,493 Shares owned by Starboard C LP, and (iv) 1,159,943 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 5,344,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,344,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,057,713 Shares owned by Starboard V&O Fund, (ii) 683,851 Shares owned by Starboard S LLC, (iii) 442,493 Shares owned by Starboard C LP and (iv) 1,159,943 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 5,344,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,344,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,057,713 Shares owned by Starboard V&O Fund, (ii) 683,851 Shares owned by Starboard S LLC, (iii) 442,493 Shares owned by Starboard C LP and (iv) 1,159,943 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.8%

CUSIP NO. 292475209

(b)	1. Sole power to vote or direct vote: 5,344,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,344,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,057,713 Shares owned by Starboard V&O Fund, (ii) 683,851 Shares owned by Starboard S LLC, (iii) 442,493 Shares owned by Starboard C LP and (iv) 1,159,943 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 5,344,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,344,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,057,713 Shares owned by Starboard V&O Fund, (ii) 683,851 Shares owned by Starboard S LLC, (iii) 442,493 Shares owned by Starboard C LP and (iv) 1,159,943 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,344,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,344,000

CUSIP NO. 292475209

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 292475209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 292475209

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Class of Security	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Common Stock	55,800	7.7202	09/13/2013
Common Stock	13,950	7.7329	09/16/2013
Common Stock	13,950	7.8530	09/17/2013
Common Stock	(58,363)	8.0012	10/15/2013
Common Stock	(41,770)	7.8936	10/15/2013
Common Stock	(28,609)	7.7556	10/16/2013
Common Stock	(36,048)	7.8351	10/17/2013
Common Stock	(78,390)	7.8736	10/18/2013
Common Stock	(42,914)	7.9105	10/21/2013
Common Stock	(28,609)	7.7960	10/22/2013
Common Stock	(28,609)	7.7742	10/22/2013
Common Stock	(28,609)	7.6145	10/24/2013
Common Stock	(76,424)	7.3802	10/29/2013
Common Stock	(52,318)	7.3176	10/30/2013
Common Stock	(14,305)	7.5500	10/31/2013
Common Stock	(85,828)	7.7700	11/12/2013
Common Stock	(14,305)	7.8290	11/12/2013
Common Stock	(157,351)	7.8017	11/12/2013
Common Stock	(57,219)	7.7282	11/13/2013
Common Stock	(94,411)	7.7345	11/13/2013
Common Stock	(28,609)	7.8850	11/13/2013
Common Stock	(166,506)	7.7594	11/13/2013

STARBOARD VALUE AND OPPORTUNITY S LLC

Common Stock	14,100	7.7202	09/13/2013
Common Stock	3,525	7.7329	09/16/2013
Common Stock	3,525	7.8530	09/17/2013
Common Stock	(13,068)	8.0012	10/15/2013
Common Stock	(9,353)	7.8936	10/15/2013
Common Stock	(6,406)	7.7556	10/16/2013
Common Stock	(8,072)	7.8351	10/17/2013
Common Stock	(17,552)	7.8736	10/18/2013
Common Stock	(9,609)	7.9105	10/21/2013
Common Stock	(6,406)	7.7960	10/22/2013
Common Stock	(6,406)	7.7742	10/22/2013
Common Stock	(6,406)	7.6145	10/24/2013
Common Stock	(17,112)	7.3802	10/29/2013
Common Stock	(11,715)	7.3176	10/30/2013
Common Stock	(3,203)	7.5500	10/31/2013
Common Stock	(19,218)	7.7700	11/12/2013
Common Stock	(3,203)	7.8290	11/12/2013
Common Stock	(35,233)	7.8017	11/12/2013
Common Stock	(12,812)	7.7282	11/13/2013
Common Stock	(21,140)	7.7345	11/13/2013
Common Stock	(6,406)	7.8850	11/13/2013
Common Stock	(37,283)	7.7594	11/13/2013

CUSIP NO. 292475209

STARBOARD VALUE AND OPPORTUNITY C LP

Common Stock	8,400	7.7202	09/13/2013
Common Stock	2,100	7.7329	09/16/2013
Common Stock	2,100	7.8530	09/17/2013
Common Stock	(8,440)	8.0012	10/15/2013
Common Stock	(6,040)	7.8936	10/15/2013
Common Stock	(4,138)	7.7556	10/16/2013
Common Stock	(5,213)	7.8351	10/17/2013
Common Stock	(11,335)	7.8736	10/18/2013
Common Stock	(6,206)	7.9105	10/21/2013
Common Stock	(4,138)	7.7960	10/22/2013
Common Stock	(4,138)	7.7742	10/22/2013
Common Stock	(4,138)	7.6145	10/24/2013
Common Stock	(11,051)	7.3802	10/29/2013
Common Stock	(7,566)	7.3176	10/30/2013
Common Stock	(2,068)	7.5500	10/31/2013
Common Stock	(12,411)	7.7700	11/12/2013
Common Stock	(2,068)	7.8290	11/12/2013
Common Stock	(22,755)	7.8017	11/12/2013
Common Stock	(8,274)	7.7282	11/13/2013
Common Stock	(13,652)	7.7345	11/13/2013
Common Stock	(4,137)	7.8850	11/13/2013
Common Stock	(24,079)	7.7594	11/13/2013

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Common Stock	21,700	7.7202	09/13/2013
Common Stock	5,425	7.7329	09/16/2013
Common Stock	5,425	7.8530	09/17/2013
Common Stock	(22,129)	8.0012	10/15/2013
Common Stock	(15,837)	7.8936	10/15/2013
Common Stock	(10,847)	7.7556	10/16/2013
Common Stock	(13,667)	7.8351	10/17/2013
Common Stock	(29,723)	7.8736	10/18/2013
Common Stock	(16,271)	7.9105	10/21/2013
Common Stock	(10,847)	7.7960	10/22/2013
Common Stock	(10,847)	7.7742	10/22/2013
Common Stock	(10,847)	7.6145	10/24/2013
Common Stock	(28,977)	7.3802	10/29/2013
Common Stock	(19,837)	7.3176	10/30/2013
Common Stock	(5,424)	7.5500	10/31/2013
Common Stock	(32,543)	7.7700	11/12/2013
Common Stock	(5,424)	7.8290	11/12/2013
Common Stock	(59,661)	7.8017	11/12/2013
Common Stock	(21,695)	7.7282	11/13/2013
Common Stock	(35,797)	7.7345	11/13/2013
Common Stock	(10,848)	7.8850	11/13/2013
Common Stock	(63,132)	7.7594	11/13/2013